                          LITIGATION SETTLEMENT OFFER

                                     AIMCO

                             AIMCO PROPERTIES, L.P.

                           C/O THE ALTMAN GROUP, INC.

                            1275 VALLEY BROOK AVENUE

                          LYNDHURST, NEW JERSEY 07071

                                 (800) 467-0821

                                                               December 14, 2004

Dear Limited Partner:

     Hopefully, this is the last time we will have to bother you with correspondence on this investment. Enclosed is our tender offer at a price that we think you should consider.

     - We are offering to acquire your units of limited partnership interest in Consolidated Capital Institutional Properties/3 for $22.80 per unit in cash, which includes your final settlement amount of $1.24 per unit.

     - This offer is not subject to any minimum number of units.

     - You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to this offer.

BY ACCEPTING OUR OFFER

     - You will receive your final K-1 for this partnership and forever be free of tax reporting relative to this investment.

     - You will have been able to convert your interest into cash.

     - You simply complete and sign the enclosed Letter of Transmittal in accordance with the instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with this offer.

BY REJECTING OUR OFFER

     - You will remain a limited partner in the partnership, and do not need to fill out any papers.

     - You will receive annual K-1's with your tax information.

     - You will receive the final payment of $1.24 per unit from the settlement fund as designated in the court-approved settlement. This payment does not dilute your ownership. Please see the description of the litigation and settlement within the enclosed document.

     The partnership's general partner, which is our affiliate, regularly evaluates the capital needs, competitive position and market conditions for each of the properties that the partnership owns, and the general partner uses these factors to determine whether the partnership will want to continue to own them. The general partner could decide that the best course of action is to sell some or all of the assets in the partnership in the near future. Eventually, the partnership will terminate. You may elect to hold your interest until the termination of the partnership. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership's results. In any event, this is our attempt to provide you some liquidity and to relieve you of your tax reporting burden.

     If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.